Exhibit 10.1

Senetek PLC

Shareholder Conference Call

August 27, 2009

OPERATOR:

“This conference call is being provided for informational and discussion purposes only, and is not intended to provide and should not be relied upon as investment advice or an opinion regarding the appropriateness or suitability of any investment. Nothing herein should be construed to be an offer to sell, or a solicitation of an offer to buy any securities.

This discussion will contain forward-looking statements regarding future events. These statements are just predictions and are subject to risks and uncertainties that could cause the actual events or results to differ materially. These risks and uncertainties include failure to get regulatory approval for our product candidates, market acceptance for approved products, management of rapid growth, risks of regulatory review and clinical trials, intellectual property risks, and the need to acquire additional products. We would like to refer our audience to the documents that Senetek files from time to time with the Securities and Exchange Commission.”

“I would now like to turn it over to Bill O’Kelly, Chief Financial Officer of Senetek PLC.”

BILL

Good Morning. Thank you for joining us. The purpose of today’s call is to update investors on recent developments and to discuss our strategy and initiatives.

I will begin with a brief overview of second quarter results and then summarize the status of our 2009 strategy and goals which were laid out at the Annual General Meeting in December 2009. Following this, I will review our capital restructuring and decisions made by the Board regarding a share repurchase or dividend program. I will then turn the call over to Frank Massino, Senetek’s Chairman and CEO who will provide details related to our Pyratine family of products, our skincare product pipeline, business opportunities in skincare and dermatological therapeutics, Invicorp, Reliaject and other ancillary products.

Today’s call will be a thorough review of Senetek’s business. If you have any questions regarding matters discussed today, please call either Frank or myself. Frank will provide further details later in the call. We will respond to all shareholder inquiries in a timely manner.

Revenues for the six months ended June 30 of $885,000 included $625,000 in license revenue from sales of monoclonal antibodies and $260,000 in sales and other revenues from skincare products. Operating loss for the first six months of 2009 was $2,537,000 compared to an operating loss of $2,853,000 in the first six months of 2008. Cash on hand totaled $13,000,000 at June 30, 2009 and totals $12,500,000 today.

At the Annual General meeting in December, we stated our 2009 goals and strategy. I will briefly summarize the status on each point and many will be covered in greater detail by Frank.

We committed to achieve validation of science through product endorsements by physicians and thought leaders. We have obtained endorsement of Pyratine-6 and Pyratine XR by a number of the top thought leaders in dermatology, including Dr. Mark Nestor in Southern Florida who has presented research on Pyratine XR at the 2009 South Beach Dermatology Symposium, Dr. Amy Taub who has presented on Pyratine XR at a clinical program at Northwestern University and Dr. Hema Sundaram who has published a paper entitled “Beyond Kinerase”. A number of other physicians have reported outstanding results from patients using Pyratine products and have expressed willingness to be public advocates.

We targeted the North America physician channel of distribution as our initial focus and committed to establish a sales and marketing infrastructure. We are executing on this strategy with our Nashville, Tennessee based customer care center, opening new physician accounts daily and selling to our existing base of customers.

We announced our intent to launch Pyratine XR at the American Academy of Dermatology Annual Meeting in March 2009. Pyratine XR was launched as scheduled and was supported by a presentation to the Residents & Fellows Symposium by the lead investigator for the Pyratine XR clinical study.

We committed to increase product offerings and to launch a second new cytokinin with differential advantages in the physicians market in 2009. Our Pyratine-6 Vitamin C Soft Crème was introduced in the first quarter and our newly formulated Pyratine XR Soothing Anti Oxidant Cleanser will be launched in the fourth quarter. We are currently developing a launch plan for our clinically proven skin care molecule, 4HBAP. We are ready to move forward with 4HBAP at the appropriate time.

We targeted to expand distribution channels in North America and to seek licensing partners outside North America. We have a number of high quality opportunities underway on both fronts that Frank will cover in more detail later in the call.

We proposed to seek M&A targets appropriate to our strategy and business model. We have evaluated a number of candidates but, to date, have found none that warrant consideration.

We noted in December that the economic downturn had significantly impacted our market place. This continues as a challenge. Aesthetic visits to dermatologists and plastic surgeons continue to be down and many physician practices have temporarily curtailed or severely restricted consideration of new products. Our full scale marketing campaign began in July and our progress has been steady. We are receiving outstanding feedback on our products from both physicians and consumers and our existing customer reorder rate is very good. We have focused a core group of centralized sales representatives in Nashville Tennessee. Tactically, we are targeting significant physician dispensing practices throughout the United States while undertaking staged rollouts in major skincare markets. Dallas and Seattle were first beginning in July with South Florida, LA, Chicago and New York to follow.

We committed to a culture focusing on business growth and resource conservation and we reinforce this daily. All aspects of the business undergo constant rigorous review and adjustment where appropriate.

In December, we targeted 2009 revenue of $9.6 million with breakeven profit and operating cash flow. Based on operations to date and forward projections, we currently target 2009 revenue of $5.1 million with an operating loss and cash use of approximately $4.0 million.

In 2008, we proposed and received shareholder approval for a resolution to restructure our capital. This was undertaken because our previous capital structure, under English Law, did not allow us to consider a share repurchase or dividend program if, in the opinion of the Board of directors, these programs were in the best interest of Senetek and our shareholders. We are now in the position to execute on such programs if and when the Board concludes they are appropriate. We anticipate that no such program will be undertaken in the immediate future.

I will now turn the call over to Frank

FRANK

Thank you Bill... I would like to expand on the topics that Bill has just covered beginning with Invicorp.

First on the European front, it is serendipity that our former licensee, Ardana BioSciences, has gone into receivership and ownership of Invicorp for the European Union has reverted back to Senetek. I say this because the interest in Invicorp is nearing an all time high as we are in discussions with one company for Germany, Czech Republic and Slovakia with associated partners in Italy... another Company for the Scandinavian countries... an additional group for the United Kingdom... and two potential partners for Turkey and China.

Each of these entities have the resources to support the commercial launch of Invicorp in their respective territories and several have the capabilities of marshalling Invicorp through the European Union Regulatory process.

Of great interest is the situation in Turkey where there are approximately 36 million males, representing a sizeable audience for erectile dysfunction... Turkey is eligible for another type of filing which by definition would be accelerated. This particular type of filing came into being not too long ago and is an alternative to the Mutual Recognition Process and a National filing.

The benefit of this filing is that timeline to approval is significantly quicker, but unfortunately once the Mutual Recognition Process is underway for selected countries, you can not abandon the Mutual Recognition Process and change to this accelerated type of filing.

Our former licensee, Ardana BioSciences, has submitted a letter to the Danish Medicines Agency to pave the way to officially transfer Invicorp back over to Senetek.

Perhaps, most noteworthy is the fact that we have the opportunity to fill the supply chain for Invicorp again. We expect Invicorp production to start up in late fourth quarter and thus begin generating revenues in Denmark and in the

United Kingdom. In addition, we have a potential opportunity to gain name patient approval in Sweden... all of these combined gives Invicorp added value for product outlicensing.

I should also point out that we have been in close talks with our US licensee, Plethora Solutions Holdings, LTD.... Plethora has expressed great interest in obtaining Invicorp rights for the European Union.

However, having said that, our focus with Plethora is the US, our primary and most important market... we would like to see more progress for this most lucrative opportunity. As such, we are expecting a detailed proposal and plan from Plethora that will address the US market and their capabilities for capitalizing on Invicorp throughout Europe... but with the US being the primary focus of their plan.

Plethora did have a meeting with the FDA on June 11th and they report that the meeting was an unqualified success. We have no reason to doubt this but we also learned a great deal from the FDA June 11th meeting minutes that we were privileged to review.

Plethora must still address the toxicology issue for continuous long term use. This issue has been at the forefront since Plethora has taken on Invicorp but there has been little movement in this arena. Plethora is making a case for compassionate short term use for those patients having undergone radical prostatectomy... this would put Invicorp on Fast Track Approval... but for this limited indication and use only. Our contract calls for Plethora to gain approval for Erectile Dysfunction, not just limited to the radical prostatectomy patient.

It is public knowledge that Plethora’s financial resources have dwindled to a point where we have openly expressed concerns over their capabilities of taking Invicorp through final regulatory approval at the FDA. In addition, Plethora was placed in a position by one of their financiers, Paul Capital, to relinquish their US operations, Timm Medical, which was to have been the sales and marketing arm for launching Invicorp.

What we can say about Plethora is that they have the ideal personnel for navigating the regulatory pathway at the FDA, having key individuals that were with Pfizer at the time of the Viagra approval.

Where we go from here is dependent upon the plan and proposal that is presented to us, and the documentation that Plethora has the needed resources in order to execute on the plan.

The value of Invicorp is that it has been proven efficacious in the treatment of the most difficult Erectile Dysfunction patients, to include those with ED stemming from Organic causes such as diabetes... and there are no known contraindications. As today’s ED patient ages their condition worsens and an alternative treatment such as Invicorp is mandated as the PDE5 Inhibitors have not been overwhelmingly effective in more severe cases of ED and tolerance is known to build-up with these agents, making them ineffective.

Another benefit of Invicorp is having VIP as one of the actives in Invicorp as VIP is extremely difficult - virtually next to impossible - to formulate and manufacture, thus making it a substantial barrier to entry for generic Invicorp to be introduced into the market place. When one evaluates the excellent risk/benefit ratio of Invicorp, one can only conclude that Invicorp is a highly valuable asset.

Having said that, Invicorp approval is not an automatic, i.e., not a “slam dunk”. As I mentioned earlier, there still remains the toxicology issue and the fact that the product must be frozen for stability... these are the makings of a formidable challenge. There are no guarantees that Invicorp will gain regulatory approval and thus we are not projecting revenues just yet... it is apparent that the market agrees as no credit is given to Invicorp as reflected in both our share price and Plethora’s .

Moving on to Reliaject, a novel drug delivery device developed by Senetek and sold to Ranbaxy Pharmaceuticals in 2006. As you will recall, once US FDA approval is granted on epinephrine in the Reliaject, Senetek will receive a milestone payment and another payment on the first commercial sale. Royalties on sales then continue for 15 years, making this agreement a most valuable asset.

This project has been fraught with many formidable obstacles but light can be seen at the end of the tunnel. First, epinephrine is very delicate when it comes to stability, being extremely sensitive to light and heat. Formulating it in a cartridge size required for the automatic drug delivery system has been quite difficult... but we have been informed that the worries over achieving stability are virtually over... this is truly good news as it was always thought that this would be the most difficult step in developing a commercial product.

On another front, Ranbaxy has been in discussions with the FDA regarding epinephrine in the Reliaject being an ANDA filing, i.e., a generic filing, quick and inexpensive. This would have allowed for finished product to be substituted for the currently leading treatment for anaphylactic shock, the Epipen by King Pharmaceuticals, a $250 Million product in North America alone.

However, the FDA has ruled and stated that it does not qualify for an ANDA filing and must be filed as a 505B2... translated, this means a more expensive filing and a longer timeline. The benefit is that it cannot be substituted for as well... the exact reasoning for the FDA’s decision relates to the fact that the

Epipen is front-end activated while the Reliaject is back-end activated... and since anaphylaxis is a potential life threatening situation, this significant difference in operation dictates that the products cannot be substituted for one another at the pharmacies.

Ranbaxy has also encountered delays in building out its clean room for housing the equipment required for Reliaject production... and as you will recall, Senetek had scoured the world trying to identify and locate a clean room big enough to locate this specialized and highly automated line required for the production of Reliaject, but to no avail... thus, we are pleased that we have the good fortunes of having Ranbaxy as a partner with the willingness to build a clean room from scratch... a significant investment.

Another delay encountered by Ranbaxy was due to a sterility issue just recently discovered. Ranbaxy’s engineers and scientists are working through this issue and are quite confident that a solution is near.

All of these delays combined, moves Reliaject’s approval and commercialization well into 2011. It is noteworthy to mention once again that our royalty stream for this product begins with the first commercial sale and continues for another 15 years.

We are looking to insure that Invicorp is married to the Reliaject as this novel delivery system enhances patient compliance and ease of use, often time necessary for the afflicted and elderly ED patient. Ranbaxy is collaborating in this effort and helping make this a reality.

One would be remiss if we were not to mention diagnostic Monoclonal Antibodies, a steady stream of revenue for Senetek. Our partner, Covance, continues to actively market this Senetek IP. We do not see any significant upsides in future revenues, but mainly just status quo... approximately $1.2 million in annual revenues.

Now turning to our core competency, Skin Care and Dermatological Therapeutics, I would like to address the Pyratine Family of Compounds. Pyratine is our priority as it represents the fastest path to restoring our revenue base and represents an opportunity much greater than Kinetin.

After a failed short term relationship in the US with Triax Pharma, we made a decision to build brand equity for Senetek by launching Pyratine in the Physician market ourselves. Although the going has been slower than expected, the endorsements for Pyratine from Dermatologists and Plastic Surgeons continue to increase on a daily basis. The culmination of this work provides great added value for Pyratine and the Company itself.

We must understand that our share price will not rise until we prove that we can once again establish a steady and stable stream of revenues. Our focus with Pyratine going forward in the physician market will be with the Physician Strength formulation of 0.125%. This formulation and concentration is the product that was shown to be highly successful in 2 rosacea specific studies conducted at the Department of Dermatology at the University of California, Irvine.

Pyratine XR significantly reduced redness, acne lesions and spider veins... three key symptoms of rosacea. In addition, Pyratine XR significantly improved dry skin by over 40% in just 4 weeks, indicating that the skin barrier is being restored to a healthier state... this latter finding being quite significant as rosacea is believed to be a dysfunction of the skin barrier whereby cracks and fissures in the skin enable irritants to enter, resulting in inflammation and infection... PyratineXR is proven to help restore the skin’s barrier function.

Further studies on Pyratine are being evaluated to include a head to head comparison with the leading selling rosacea product, Metro Gel and another for the treatment of Atopic Dermatitis utilizing a specially developed formulation for this indication.

Perhaps the most noteworthy indicator in tracking Pyratine success to date is the continued repeat orders from those physicians using Pyratine in their practice... there are virtually no deserters of Pyratine, quite an endorsement in itself.

We have hired Yellow Book to help with Search Engine Optimization where by Pyratine will get the best position on the internet when keywords such as facial redness, rosacea, erythema, etc. are searched. In addition, Yellow Book has an exceptionally large database of potential users of skin care products that will be tapped through an electronic mailing... responders will become great leads for referrals to physician offices and product purchases.

Another area in which Yellow Book will be of great help and support is with Social Networking and the various new forms of New Line Marketing such as Viral Marketing.

We have completed the buildout of the sales and marketing infrastructure with Customer Care, Sales and Marketing being housed in our offices in Nashville, Tennessee. Currently we have 8 individuals in Sales and Customer Service and three in Marketing.

Recently, we have just brought on two experienced individuals to help run the launch and marketing of the Pyratine Family of Compounds. These individuals are charged with the responsibilities of evaluating the markets for Pyratine, developing an overall commercial plan and its execution.

This means that I will become less involved in certain aspects as my focus will move towards simultaneously building revenues by finalizing outlicensing discussions that are currently in the works. These discussions include but are not limited to... the outlicensing of the Pyratine molecule under a different trademark for the US infomercial market to a large and seasoned infomercial company... Pyratine for Western Europe by partnering with a Leading Dermatological Company and a Large Drugstore Chain... Pyratine for the Middle East through the use of multiple distributors... Pyratine for India via an agreement with one of the largest Pharmaceutical Companies in India... Pyratine for China through outlicensing Pyratine to several companies, one being the leading Dermatology Company in China... and Pyratine for Turkey through a Distribution Agreement with a Company that has generated nearly $1 Million in Annual Sales for Kinerase in just the Turkish market.

As you can see, several large markets are targeted... markets which were not capitalized on with Kinetin. We cannot make any guarantees on when and if any of these potential partnerships will materialize but we do have a very high degree of confidence based upon the successes we have experienced previously with Kinetin. The interest in Pyratine for these markets have been stimulated by the positive results that have been seen with Pyratine in the US dermatological market and the positive feedback circulating in many physician circles... for example, two of the potential licensees learned of Pyratine from American Dermatologists.

In the US, we have also employed Bratskeir as our new Public Relations firm. Bratskeir has demonstrated great success over the years with several major consumer brands such as L’Oreal Hair Care. Bratskeir is charged with helping us gain greater media exposure and creating major events that coincide with our local and regional advertising programs. In addition, they have several key contacts with leading media friendly dermatologists.

The power of media placement for Pyratine cannot be over estimated... as an example, the recent mention of Pyratine in Good Housekeeping has generated numerous inquiries on Pyratine and subsequent orders.

A lesson that we have learned in launching Pyratine in the US Dermatology community is that this specialty is a rather close-knit society and it takes time to establish credibility for any new player... such as Senetek. Thus one of the key elements of the overall marketing campaign is to create awareness of Senetek amongst the Physician Community... tying our successful development of Kinetin to Senetek... this is an area in which Bratskeir will contribute.

Our goal at the beginning of the year was to generate sales of Pyratine at a run rate of $1 Million per month... we are behind in our projections and the new Marketing team is revisiting forecasts. Having said this, by launching Pyratine on our own and seeing successes, we have provided great added value for this brand.

In order to address the need for awareness of whom Senetek is, we are establishing a Medical Advisory Board of well known dermatologists... these selected dermatologists are considered to be today’s thought leaders. These physician advisors will be available to speak to the Media on the behalf of Senetek and at medical conventions and tradeshows.

Our internal goal of opening up a minimum of three new physician accounts daily is underway and is being met with success... this is the momentum we have been searching for and the key to growth. We have also developed two new SKUs for Physician Strength Pyratine XR... Pyratine IPL and a Soothing Antioxidant Cleanser designed specifically for sensitive skin.

In January 2009, Dr. Mitch Goldman, a well known dermatologist in La Jolla, California reported in the Journal of Drugs in Dermatology that Pyratine is perhaps one of the best products for aiding in the healing process and reducing redness after Intensive Post Laser procedures. Dr. Goldman was using Pyratine IPL on a trial basis in his practice. Pyratine IPL is an olive oil based formulation that has inherent occlusive and anti-inflammatory properties.

The existing Pyratine 6 cleanser is a foaming cleanser that contains surfactants, thus ideally suited for the more oily skin patient. This cleanser will cause mild drying, a benefit for the oily skin patient, however, not the desired effect for the sensitive skin patient with an inflammatory skin condition such as rosacea. Thus the rationale for developing the new Soothing Cleanser... to have a more gentle cleanser that compliments the therapeutic benefits of Pyratine XR in treating inflammatory skin conditions, at the same time providing soothing relief.

These new and soon to be launched formulations will provide additional opportunities for increased revenues.

Our new business model of developing a distribution network in the physician market is essential to increasing the value of Senetek shares. It is the right thing to do as we have a rich a pipeline of therapeutics that can be added to generate additional revenues without increased incremental costs.

Currently we have ready for introduction to the market a second advanced and new generation of cytokinins in the form of 4HBAP. 4HBAP has been successfully tested in clinical trials and found to have differential advantages over Pyratine in the treatment of coarse wrinkles and rough skin. In addition, it was found to be beneficial in reducing acne lesions. We are currently developing a launch plan and evaluating the proper position of this exciting new technology.

Having seen excellent results in 4HBAP’s ability to significantly reduce acne lesions, we have filed protocols and a request with the Investigational Review Board at the University of California @ Irvine for the study of 4HBAP in the treatment of acne vulgaris. However, this request was turned down by the panel based upon the reasoning that acne vulgaris is a drug indication. The physician investigators strongly believe that 4HBAP should be studied for this indication and are revisiting this filing and believe approval can be gained with a combination 4HBAP and existing monograph acne treatment. It is noteworthy to mention that nearly a quarter of the patients visiting a dermatologist’s office are being treated for acne vulgaris.

Comparatively speaking, 4HBAP’s reduction of coarse wrinkles is unprecedented, greatly surpassing Kinetin, Zeatin, retinoic acid and Pyratine’s activity. The initial formulation is ready for commercialization but proper positioning is the key to its success. We anticipate launching 4HBAP during the first quarter, 2010.

In the past we have touted another new classification of cytokinins from which AK801, amino-8-kinetin, has been identified. In cell cultures and in histological mice studies, AK801’s biological activities significantly surpasses Kinetin, Zeatin, retinoic acid and Pyratine’s ability to increase moisturization and to positively effect the mitochondria. However, we have struggled to develop a way in which to synthesize this compound in an economically feasible manner. Our lab, in conjunction with scientists from the Institute of Experimental Botany, believe they have finally discovered a method to do so and as a backup, we are working with scientists from Cipla, the largest pharma company in India to overcome this obstacle.

We have successfully tested AK801 in human safety trials and despite its potency, no toxicity was seen. Once we finalize the economically feasible scale up of AK801 synthesization, we will enter human efficacy trials.

In the meantime, we have progressed the development of PA100, a non-cytokinin... but a natural compound as well, derived from the apple. In comparative cell culture studies, PA 100 was shown to have great potential for the treatment of photodamaged skin and the propensity to aid in the wound healing process.

In initial in vitro studies, PA 100 was shown to be beneficial in speeding up the closure of wounds. We have signed off on protocols for further assessment of PA100 in humans. Our objective is to position PA 100 for scarring and superficial wounds, perhaps delivering it via a novel delivery release system similar to a patch or band aid.

Another focus of our Skin Care and Dermatological research and development is in the area of Permanent Hair Removal. This is a potential billion dollar market that has unmet needs. I have commented on our potential in-licensing of a novel technology that provides safe and permanent hair removal. We anticipate finalizing terms in the Fourth Quarter and to begin additional clinical studies in the First Quarter, 2010... we will look to the FDA for guidance on gaining 510K Approval for this product, which is normally a 6 months process.

As we continue to build our sales and marketing infrastructure, we must provide the fuel to sustain this creation, i.e., new and additional products. We will do this both from organically, i.e., ‘home grown’ and externally, i.e., in-licensing products that are turnkey ready for commercialization.

In our many collaborations with the likes of the Institute of Experimental Botany, the Polish Academy of Sciences, the Greek Hellenic Research Society, the European Union Proteomage and others, we have identified and successfully screened over 20 plus additional proprietary compounds that demonstrate significantly positive biological activity while showing no cellular toxicity. This leads me to the broader picture... the pros and cons of a share buyback.

In today’s economy, cash is king and credit is hard to come by... the overall outlook of the economy has changed significantly since our initial consideration of a share buyback. This key fact coupled with the costs associated with building our own distribution network and developing new technologies for commercialization, not to mention the high administrative and legal costs of executing a share buyback, mandates that we put this program on hold... this is not saying that we are not going to execute a share buyback in the future, but the timing must be right.

It is imperative that we show the investment community that we can generate revenues and profits... this means we must accelerate the development of our sales and marketing infrastructure and we must marshal our Invicorp licensees and partner for Reliaject to do the same in gaining regulatory approval and commercialization of their respective interests. This may mean renegotiations which could gain us greater control and ownership over both the technology and process... but at a cost. This requires that we be extremely diligent in the use of our cash.

On another note, during the past several months, I have heard from numerous shareholders who requested a more diversified board of directors, one with members that have a significant investment in Senetek which they translate to mean an interest identical to the average shareholder... we have heard this wish and cannot agree more. In fact, we are interviewing prospective Board candidates and have appointed one large investor as an observer in the process.

We have also utilized the help of three significant Senetek shareholders in the identification and selection process of a Public Relations firm. Yes, I have heard about the sly comments on the message boards saying “it is too bad that management can’t do their job”... nonetheless, the purpose of utilizing this shareholder advisory board was to capitalize on the noted expertise of these independent shareholders which included knowledge of small cap investing and the associated psychology, years of experience in Public Relations work and legal training... The outside opinions and evaluations provided by this group were helpful in successfully selecting a PR firm...

This extensive overview of current events and happenings at Senetek is intended to provide you with a comprehensive understanding of Senetek today... we recognize that we have taken a great deal of time in presenting this overview and know your time is also very valuable... and we know that you will have individual questions... in past shareholder teleconferences, we never seemed able to get to every question and thus, we are now implementing a program to change this and insure that everyone has a voice, regardless of one’s share of ownership.

We are ending this call at this time... but ONLY to stand by for call ins on our Napa number at 707-226-3900, extensions 104, 109 and 140 where Bill and I will address each and every call... it may necessitate that we take your contact information initially and call you back. We are also able to conference in up to three lines should you and two fellow shareholders have similar questions that you wish to address together.

We look forward to your continued support... and thank you for your listening in on today’s teleconference... and please call with your Questions. Have a Great Day!